Exhibit 99.2

News release...

Date: 16 July 2003
Ref: PR307g

Rio Tinto disputes ATO tax assessments

As stated in Rio Tinto’s 2002 Annual report and financial statements (see attachment), in 2002 the Australian Taxation Office issued assessments of approximately A$500 million against the Rio Tinto Limited group. These assessments (which included penalties and interest) relate to transactions undertaken in 1997 to acquire franking credits.

The transactions were conducted based on Rio Tinto’s considered view of the law prevailing at the time. Subsequently the law was changed.

Rio Tinto lodged objections to the assessments and on 26 May 2003 the ATO substantially disallowed those objections. Rio Tinto has today lodged proceedings in the Federal Court to dispute the assessments.

As required by Australian tax law, part payment of the disputed tax is required pending resolution of the dispute. The amount is under consideration by the ATO, but it has been agreed that it will not be greater than A$164 million. This payment will be subject to recovery with interest if, as it is believed based on Counsels’ opinion, the Group is successful in challenging the assessments.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations Lisa Cullimore Office: +44 (0) 20 7753 2305 Mobile: +44 (0) 7730 418 385	Media Relations Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Investor Relations Peter Cunningham Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7711 596 570 Richard Brimelow Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7753 783 825	Investor Relations Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Daphne Morros Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

Cont…/

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD
Telephone 020 7930 2399  Fax 020 7930 3249
REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

Attachment to News Release, 16 July 2003

1Note 29 (Contingent Liabilities and Commitments) states as follows:

“In 2002, the Australian Taxation Office issued assessments of approximately A$500M (which amount includes penalties and interest) in relation to certain transactions undertaken by the Australian group in a prior year. The Group has lodged objections to the assessments but these have not yet been determined. This dispute may result in litigation but, based on Counsels’ opinion, the directors believe that the assessments are not sustainable under the Australian law prevailing at the time of the transactions. Accordingly, the directors believe that no material loss will arise.
In accordance with Australian tax law and practice, payment of all or part of the disputed tax assessments may be required pending resolution of the dispute. Any such payments will be subject to recovery with interest if, as it is believed, the Group is successful in challenging the assessments.”